Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2007	2006	2005	2004	2003
Earnings as defined:
Pretax income from continuing operations	$59,984	$68,142	$41,633	$89,600	$84,506
Add: Fixed charges	23,589	23,920	24,606	22,956	24,427
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	—	—	—	(10)	21
Earnings as defined	$83,573	$92,062	$66,239	$112,566	$108,912
Fixed charges:
Interest charges	$22,967	$23,149	$23,242	$21,871	$23,249
Interest component of operating leases	622	771	1,364	1,085	1,178
Total fixed charges	$23,589	$23,920	$24,606	$22,956	$24,427
Ratio of earnings to fixed charges	3.5	3.8	2.7	4.9	4.6